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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No.   )*


                         Technology Visions Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   87874G 10 4
                      ------------------------------------
                                 (CUSIP Number)

                                January 31, 2002
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 87874G 10 4

--------------------------------------------------------------------------------
1.   Name of Reporting Persons      R.P. Brittingham Family Limited Partnership
     I.R.S. Identification Nos. of above persons (entities only)
     26-0006790

--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization    Delaware

--------------------------------------------------------------------------------
               5.   Sole Voting Power        5,302,292
  NUMBER OF
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   6.   Shared Voting Power
  OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    7.   Sole Dispositive Power   5,302,292
   PERSON
    WITH:      -----------------------------------------------------------------
               8.   Shared Dispositive Power

--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     5,302,292 Shares

--------------------------------------------------------------------------------
10.  Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                 [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)     8.1%

--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)   PN

--------------------------------------------------------------------------------

CUSIP No. 87874G 10 4

--------------------------------------------------------------------------------
1.   Name of Reporting Persons      Ruth P. Brittingham
     I.R.S. Identification Nos. of above persons (entities only)

--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization    United States

--------------------------------------------------------------------------------
               5.   Sole Voting Power        5,317,292*
  NUMBER OF
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   6.   Shared Voting Power
  OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    7.   Sole Dispositive Power   5,317,292*
   PERSON
    WITH:      -----------------------------------------------------------------
               8.   Shared Dispositive Power

--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     5,317,292 Shares

--------------------------------------------------------------------------------
10.  Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                 [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)     8.1%

--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)   IN

--------------------------------------------------------------------------------

* Ruth P. Brittingham is the general partner of the R.P. Brittingham Family Limited Partnership and as such may be considered to be the beneficial owner of the shares owned by the Limited Partnership. Ms. Brittingham also individually owns 15,000 shares of Technology Visions common stock.

CUSIP No. 87874G 10 4


ITEM 1.
     (a)  Name of Issuer:  Technology Visions Group, Inc

     (b)  Address of Issuer's Principal Executive Offices:
          5950 La Place, Suite 155, Carlsbad, CA 92008

ITEM 2.
     (a)  Name of Person Filing:

     This statement is being filed by the following persons with respect to the shares of common stock of the issuer directly owned by the R.P. Brittingham Family Limited Partnership:

          (i)  R.P. Brittingham Family Limited Partnership, and

          (ii) Ruth P. Brittingham, general partner of the R.P. Brittingham Family Limited Partnership.

     (b)  Address of Principal Business Office, or if None, Residence:
          P.O. Box 616, Millsboro, DE 19966

     (c)  Citizenship:

          (i) R.P. Brittingham Family Limited Partnership, a Delaware limited partnership

          (ii) Ruth P. Brittingham, United States citizen


     (d)  Title of Class of Securities: Common Stock, par value $.001

     (e)  CUSIP Number:  87874G 10 4


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

          Not applicable.

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     For the R.P. Brittingham Family Limited Partnership:

     (a)  Amount beneficially owned:  5,302,292

     (b)  Percent of class:  8.1%

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote:  5,302,292

          (ii)  Shared power to vote or to direct the vote:  0

          (iii) Sole power to dispose or to direct the disposition of: 5,302,292

          (iv)  Shared power to dispose or to direct the disposition of:  0

     For Ruth P. Brittingham:

     (a)  Amount beneficially owned:  5,317,292*

     (b)  Percent of class:  8.1%

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote:  5,317,292

          (ii)  Shared power to vote or to direct the vote:  0

          (iii) Sole power to dispose or to direct the disposition of: 5,317,292

          (iv)  Shared power to dispose or to direct the disposition of:  0

* Ruth P. Brittingham is the general partner of the R.P. Brittingham Family Limited Partnership and as such may be considered to be the beneficial owner of the shares owned by the Limited Partnership. Ms. Brittingham also individually owns 15,000 shares of Technology Visions common stock.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Ruth P. Brittingham is the general partner of the R.P. Brittingham Family Limited Partnership and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities owned by the Limited Partnership.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.  CERTIFICATIONS.

                     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 August 12, 2004
                                     -------------------------------------------
                                                      (Date)

                                     R.P. Brittingham Family Limited Partnership


                                            /s/ Leon O. Brittingham, Jr.
                                     -------------------------------------------
                                                    (Signature)


                                             Leon O. Brittingham, Jr.,
                                             Attorney in Fact for Ruth P.
                                             Brittingham, General Partner
                                     -------------------------------------------
                                                    (Name/Title)

                                     Ruth P. Brittingham


                                            /s/ Leon O. Brittingham, Jr.
                                     -------------------------------------------
                                                    (Signature)


                                             Leon O. Brittingham, Jr.,
                                             Attorney in Fact for Ruth P.
                                             Brittingham
                                     -------------------------------------------
                                                    (Name/Title)


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                  EXHIBIT INDEX

Exhibit 1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

Exhibit 2.    Power of Attorney

               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.


                                                  August 12, 2004
                                     -------------------------------------------
                                                      (Date)

                                     R.P. Brittingham Family Limited Partnership


                                            /s/ Leon O. Brittingham, Jr.
                                     -------------------------------------------
                                                    (Signature)


                                             Leon O. Brittingham, Jr.,
                                             Attorney in Fact for Ruth P.
                                             Brittingham, General Partner
                                     -------------------------------------------
                                                    (Name/Title)

                                     Ruth P. Brittingham


                                            /s/ Leon O. Brittingham, Jr.
                                     -------------------------------------------
                                                    (Signature)


                                             Leon O. Brittingham, Jr.,
                                             Attorney in Fact for Ruth P.
                                             Brittingham
                                     -------------------------------------------
                                                    (Name/Title)

                            DURABLE POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, That I, RUTH P. BRITTINGHAM, do hereby revoke all previous Powers of Attorney executed by me, and that I hereby make, constitute and appoint my son, LEON OSCAR BRITTINGHAM, JR., as my true and lawful attorney to act in, manage and conduct all my affairs, and for that purpose in my name and on my behalf to do and execute all or any of the following acts, deeds and things, that is to say:

1. To ask, demand, sue for, recover and receive all sums money, debts, dues, goods, wares, merchandise, chattels, effects and things of whatsoever nature or description which now are or hereafter shall be or become due, owing, payable or belonging to me in or by any right, title, ways, or means howsoever, and upon receipt thereof or of any part thereof to make, sign, execute, and deliver such receipts, releases or other discharges for the same respectively as he shall think fit or be advised.

2. To settle any account or reckoning whatsoever wherein I now am or at any time hereafter shall be in anywise interested or concerned with any person whomsoever and to pay or receive the balance thereof as the case may require.

3. To receive every sum of money which now is or hereafter it shall be due or belonging to me upon the security or by virtue of any mortgage and on receipt of the full amount secured thereby to execute a good and sufficient release or other discharge of such mortgage by deed or otherwise.

4. To compound with or make allowances to any person for or in respect to any debt or demand whatsoever which now is or shall at any time hereafter become due and payable to me, and to take and receive any compensation or dividend thereof or thereupon, and to give releases or other discharges for the whole of such debts or demands or to settle, compromise or submit to arbitration every such debt or demand and every other right, matter, and thing due to or concerning me as my attorney shall think best, and for that purpose to enter into and execute and deliver such bonds of arbitration or other instruments as my attorney may deem advisable in the premises.

5. To commence, prosecute, discontinue, or defend all actions or other legal proceedings touching my estate or any part thereof, or touching any matter in which I or my estate may be in anywise concerned.

6. To enter into and upon all and singular my real estate, and to let, manage, and improve the same or any part thereof, and to repair or otherwise improve or alter, and to insure any building thereon.

7. To contract with any person for leasing for such periods, at such rents, and subject to such conditions as my attorney shall think fit, all or any of my said real estate, and such person to let into possession thereof, and to execute all such leases and contracts as shall be necessary or proper in that behalf, and to give notice to quit to any tenant or occupier thereof, and to receive and recover from all tenants and occupiers thereof or of any part thereof all rents, arrears of rent and sums of money which now are or shall hereafter become due and payable in respect thereof, and also on nonpayment thereof or of any part thereof to take all necessary or proper means and proceedings for determining the tenancy or occupation of such tenants or occupiers, and for ejecting the tenants or occupiers and recovering the possession thereof.

8. To sell, either at public or private sale, or exchange any part or parts of my real estate or personal property (including U. S. Savings Bonds), for such consideration and upon such terms as my attorney shall think fit, and to execute and deliver good and sufficient deeds or other instruments for the conveyance or transfer the same, with such covenants of warranty or otherwise as my attorney shall see fit, and to give good and effectual receipts for all or any part of the purchase price or other consideration.

9. To deposit any moneys which may come to his hands as such attorney with any bank or banker or other person either in my or his own name, and any of such money or any other money to which I am entitled which now is or shall be so deposited; to withdraw and either employ as he shall think fit in the payment of any debts, or interest, payable by me, or taxes, assessments, insurance, and expenses due and payable to or become due and payable on account of my real and personal estate, or in or about ,any of the purposes herein mentioned or otherwise for my use and benefit, or to invest in my or his own name in any stocks, shares, bonds, securities, or other property, real or personal, as he may think proper and to receive and give receipts for any income, dividends, or other proceeds arising from such investments or insurance or other investments, to vary or dispose of for my use and benefit as he may think fit.

10. To borrow any sum or sums of money on such terms and with such security, whether real or personal property as my attorney may think fit, and for that purpose to execute all d promissory notes, bonds, mortgages, and other instruments which may be necessary or proper.

11. To vote at the meetings of stockholders or other meetings of any corporation or company, or otherwise to act as my attorney or proxy in respect of any stocks, shares, or other instruments now or hereafter held by me therein, and for that purpose to execute any proxies or other instruments.

12. To exercise any powers and any duties vested in me, whether solely, or jointly, with any other or others as executor, administrator or trustee or in any other fiduciary capacity, so far as such power or duty is capable of being validly delegated.

13. For all or any of the purposes of these presents to enter into and sign, seal, execute, acknowledge, and deliver any contracts, deeds, or other instruments whatsoever and to draw, accept, make, endorse, discount or otherwise deal with any bills of exchange, checks, promissory notes, or other commercial or merchantile instruments.

14. To pay the necessary sums to meet my ordinary household expenses, and also in the discretion of my attorney to pay such charitable subscriptions as I have been in the habit of paying.

15. In general, to do all other acts, deeds, matters, and things whatsoever in or about my estate, property and affairs, or to concur with persons jointly interested with myself therein in doing all acts, deeds, matters, and things, herein, either particularly or generally described as fully and effectually to all intents and purposes as I could do in my own proper person if personally present.

16. To substitute and appoint in his place and stead one or more attorney or attorneys to exercise for me as my attorney or attorneys any or all of the powers and authorities hereby conferred; and to revoke any such appointment from time to time, and to substitute or appoint any other or others in the place of any such attorney or attorneys, as he, the said LEON OSCAR BRITTINGHAM, JR., shall from time to time think fit.

17. And I, the said RUTH P. BRITTINGHAM, do hereby ratify and confirm all and whatsoever my attorney, whether the said LEON OSCAR BRITTINGHAM, JR., or any attorney by him hereunder substituted shall lawfully do or cause to be done in and about the premises by virtue of these presents, including anything which shall be done between the revocation of these presents by my death or in any other manner and notice of such revocation reaching my attorney; and I hereby declare that as against me and all persons claiming under me everything which my attorney shall do or cause to be done in pursuance hereof after such revocation as foresaid shall be valid and effectual in favor of any person claiming the benefit thereof who before the doing thereof shall not have notice of such revocation.

18. To make gifts to any person or persons, as my attorney-in-fact in his sole discretion shall determine, not to exceed, however, the sum of Ten Thousand Dollars ($10,000.00) to any one person in any one calendar year. To file gift tax returns, if necessary, and to file my personal income tax returns, and to sign said returns on my behalf.

19. To disclaim any interest in property; to renounce any fiduciary position on my behalf; to withdraw and receive the income or corpus of any trust of which I am a beneficiary.

20. To create and/or amend either a Revocable or Irrevocable Trust in my name and on my behalf, and to convey and transfer any of my property to the Trustees of any Trust created by me or other trustees appointed by my attorney who shall hold the same for my benefit and/or the benefit of my children and other members of my immediate family upon such trust terms and conditions as my attorney shall deem desirable.

21. To authorize my admission to a medical, nursing, residential or similar facility and enter into agreements for my care; to authorize medical or surgical procedures for me; and to make medical decisions on my behalf.

22. To enter into any safe deposit box located in any bank or Savings and Loan institution, and to remove any and all items contained therein.

23. This power of attorney shall not be affected by my subsequent disability or incapacity. It is my intention that this power of attorney be considered for all purposes as a "durable power of attorney", as that term is defined under the Delaware Durable Powers of Attorney Act, 12 Delaware Code, Section 4901, et seq.

24. In the event LEON OSCAR BRITTINGHAM, JR. shall fail to serve for any reason as my true and lawful attorney, then I hereby appoint my son, ALBERT REESE BRITTINGHAM, as my Substitute Attorney. In the event ALBERT REESE BRITTINGHAM shall fail to serve for any reason as my true and lawful attorney, then I hereby appoint my daughter, DOLORES ANN SCARBROUGH, as my Substitute ;Attorney.

         IN WITNESS WHEREOF, I have hereunto set my Hand and Seal

                   This 6th day of May, A.D. 1998.

/s/Kimberly C. Beauchamp                     /s/ Ruth P. Brittingham (seal)
------------------------------               -----------------------------------
Witness                                      Ruth P. Brittingham

/s/M. Lieg
Witness



         BE IT REMEMBERED, that on this 6th day of May, A.D. 1998, personally came before me, a Notary Public for the State and (County aforesaid, RUTH P. BRITTINGHAM, party to this Indenture, known to me personally to be such, and acknowledged this Indenture to be her deed.

         GIVEN under my Hand and Seal of Office the day and year aforesaid.

         /s/David W. Baker(seal)
         -----------------------

         Notary Public







DAVID W. BAKER
ATTORNEY AT LAW
NOTARY PUBLIC STATE OF DELAWARE

MY COMMISSION HAS NO EXPIRATION DATE
29 Del C Section 4323(a)3)